UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42444

YSX TECH. CO., LTD

Room 102, Building 1, No. 22, Huazhou Road

Haizhu District, Guangzhou, Guangdong

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On May 8, 2026, YSX TECH. CO., LTD, a Cayman Islands company (the “Company”), received duly executed applications from two applicants for the subscription of an aggregate of 4,000,000 Class B ordinary shares at a subscription price of US$0.5 per share. The Company has received a consent form duly executed by each of the two existing holders of the Class B ordinary shares. On the same day, the board of directors of the Company resolved to approve the share issuance. On May 21, 2026, the Company completed the share issuance.

The Class B ordinary shares in the share issuance were issued in reliance on Rule 903 of Regulation S promulgated under the Securities Act of 1933, as amended, and the subscribers represented that they were not residents of the United States or “U.S. persons” as defined in Rule 902(k) of Regulation S and were not acquiring the Class B ordinary shares for the account or benefit of any U.S. person.

This Form 6-K is hereby incorporated by reference into the registration statements on Form F-3 of the Company (File No. 333-293464), as amended, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Applications for Shares dated May 8, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YSX TECH. CO., LTD
Date: May 22, 2026
	By:	/s/ Jie Xiao
	Name:	Jie Xiao
	Title:	Chief Executive Officer